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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check one):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

              For Period Ended: March 31, 2005
              [ ]  Transition Report on Form 10-K
              [ ]  Transition Report on Form 20-F
              [ ]  Transition Report on Form 11-K
              [ ]  Transition Report on Form 10-Q
              [ ]  Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               --------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Warwick Valley Telephone Company
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Full Name of Registrant

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Former Name if Applicable

47 Main Street
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Address of Principal Executive Office (Street and Number)

Warwick, New York  10990
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

X        (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) [The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

PART III - NARRATIVE

See below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

SEC 1233(07-03)   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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PART III - NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q by the prescribed filing deadline without unreasonable effort or expense as it is still in the process of finalizing its Annual Report on Form 10-K for the year ended December 31, 2004. Furthermore, as previously disclosed, the Annual Report has been delayed despite the extensive effort on the part of the Company to complete the evaluation of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management continues to devote, significant time, effort and expense in preparing its financial statements and performing its evaluation of internal control over financial reporting. With the continued redirection of personnel and resources in connection with the ongoing efforts to complete management's assessment of the effectiveness of the Company's internal controls over financial reporting, the Company is still in the process of finalizing its financial statements for both the 2004 Annual Report on Form 10-K and the Quarterly Report on Form 10-Q. Management does not expect that it will complete its financial statements or its
Section 404 assessment by May 15, 2005. The Company currently expects the Annual Report to be filed in July; the Quarterly Report on Form 10-Q will be filed shortly thereafter.

CoBank, the lender under its major credit facility, has given the Company a waiver from resulting default related to the Company's delay in filing audited statements. The waiver is effective through June 1, 2005. However, in the event the Company is unable to file audited statements on June 1, 2005 and the filing deadline is not further extended, CoBank could declare an Event of Default that could accelerate the maturity of all amounts then outstanding and then seek to collect those amounts. In the event that the Company cannot file its financial statements by June 1, 2005, it would intend to seek an extension of the waiver. Also, in connection with the previously disclosed notice from the Nasdaq concerning the potential delisting of the Company, the Company met with a Nasdaq hearing panel on May 5, 2005 and the outcome from the hearing is currently pending.

As previously disclosed, the Company has identified certain material weaknesses in the design and operating effectiveness of internal control over financial reporting. Furthermore, as the Company continues with its evaluation of internal control over financial reporting, additional control deficiencies may be identified and those control deficiencies may also represent one or more material weaknesses. The existence of one or more material weaknesses as of December 31, 2004 would preclude a conclusion by management that the Company's internal control over financial reporting was effective as of that date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Michael Cutler               845                986-2223
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                   (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).  [  ]  Yes    [ X  ]  No

         As previously disclosed, the Company has not filed its 2004 Annual Report on Form 10-K.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [X]  Yes              [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On a year over year basis for the quarter ending March 31, 2005, total Operating Revenues are expected to decline approximately $0.4 million (-6%), principally due to a decrease in revenue from network access charges, circuit revenue, reciprocal compensation, and co-location rent revenues. The Company's Operating Expense is expected to increase by approximately 1.6% (or $0.1 million), mostly due to increased video content costs and increased professional fees for services related to ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act. Consequently, net income is expected to decrease by $0.3 million, or approximately 17%. Earnings for the quarter from the Company's limited partnership interest in Orange County-Poughkeepsie LP are expected to remain flat year over year. The foregoing results are preliminary and unaudited and subject to adjustment.


                        WARWICK VALLEY TELEPHONE COMPANY
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 11, 2005                                  By  /s/ Michael Cutler
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                                                         Michael Cutler, Vice
                                                           President & CFO
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable t submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).